UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**
☐ **Form C-U: Progress Update**
☐ **Form C/A: Amendment to Offering Statement**
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☒ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: BlockFrame, Inc.
　　Legal status of issuer:
　　　　Form: Corporation
　　　　Jurisdiction of Incorporation/Organization: Colorado
　　　　Date of organization: April 24, 2017
Physical address of issuer: 990 Point of the Pines Dr., Colorado Springs, CO 80919
Website of issuer: https://www.blockframetech.com
Current Number of Employees: 7
Is there a Co-Issuer: No
Name of intermediary through which the offering will be conducted: Mundial Financial Group, LLC
CIK number of the intermediary: 0001455325
SEC file number of intermediary: 008-68154
CRD number, if applicable, of intermediary: 149531

Current number of employees: None

Total Assets:	Most recent fiscal year-end:	$104,694	Prior fiscal year-end:	$87,826
Cash & Cash Equivalents:	Most recent fiscal year-end:	$46,458	Prior fiscal year-end:	$77,438
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	$52,849	Prior fiscal year-end:	$54,320
Long-term Debt:	Most recent fiscal year-end:	$772,100	Prior fiscal year-end:	$497,100
Revenues/Sales:	Most recent fiscal year-end:	$97,797	Prior fiscal year-end:	$102,742
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end:	$13,831	Prior fiscal year-end:	$38,251
Net Income:	Most recent fiscal year-end:	-$229,303	Prior fiscal year-end:	-$172,916

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code

X	Alabama	AL		X	Montana	MT		X	District of Columbia	DC
X	Alaska	AK		X	Nebraska	NE		X	American Samoa	B5
X	Arizona	AZ		X	Nevada	NV		X	Guam	GU
X	Arkansas	AR		X	New Hampshire	NH		X	Puerto Rico	PR
X	California	CA		X	New Jersey	NJ		X	Northern Mariana Island	1V
X	Colorado	CO		X	New Mexico	NM		X	Virgin Islands	VI
X	Connecticut	CT		X	New York	NY				
X	Wyoming	DE		X	North Carolina	NC		X	Alberta	A0
X	Florida	FL		X	North Dakota	ND		X	British Columbia	A1
X	Georgia	GA		X	Ohio	OH		X	Manitoba	A2
X	Hawaii	HI		X	Oklahoma	OK		X	New Brunswick	A3
X	Idaho	ID		X	Oregon	OR		X	Newfoundland	A4
X	Illinois	IL		X	Pennsylvania	PA		X	Nova Scotia	A5
X	Indiana	IN		X	Rhode Island	RI		X	Ontario	A6
X	Iowa	IA		X	South Carolina	SC		X	Prince Edward Island	A7
X	Kansas	KS		X	South Dakota	SD			Quebec	A8
X	Kentucky	KY		X	Tennessee	TN			Saskatchewan	A9
X	Louisiana	LA		X	Texas	TX			Yukon	B0
X	Maine	ME		X	Utah	UT			Canada (Federal Level)	Z4
X	Maryland	MD		X	Vermont	VT				
X	Massachusetts	MA		X	Virginia	VA				
X	Michigan	MI		X	Washington	WA				
X	Minnesota	MN		X	West Virginia	WV				
X	Mississippi	MS		X	Wisconsin	WI				
X	Missouri	MO		X	Wyoming	WY				

SIGNATURES

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ((§ 227.100 et seq.) the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

BlockFrame, Inc.
_____
(Issuer)

/s/ Christopher Gorog, CEO
_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated and the undersigned I, Christopher Gorog, Subhash Paluru, Kent Lambert, and Rida Chan certify that the audited financial statements of BlockFrame, Inc. attached hereto as Exhibit B are true and complete in all material respects

.

/s/ Christopher Gorog
_____
(Signature)

Director, CEO, Principal Executive Officer
_____
(Title)

May 23, 2025
_____
(Date)

/s/ Subhash Paluru
_____
(Signature)

CFO, Principal Accounting and Financial Officer, Director
_____
(Title)

May 23, 2025
_____
(Date)

/s/ Kent Lambert
_____
(Signature)

COO, Director
_____
(Title)

May 23, 2025
_____
(Date)

/s/ Rida Chan
_____
(Signature)

Director, VP of Business Development
_____
(Title)

May 23, 2025
_____
(Date)

/s William Ransom
_____
(Signature)

Director, Chief Product Officer
_____
(Title)

May 23, 2025
_____
(Date)

EXHIBIT A – ANNUAL REPORT

BLOCKFRAME, INC.

ANNUAL REPORT

990 Point of the Pines Dr., Colorado Springs, CO 80919
https://www.blockframetech.com

THIS ANNUAL REPORT IS DATED MAY 23, 2025

ABOUT THIS FORM C-AR

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this Form C-AR. We have not authorized any person to provide you with any information different from that contained in this Form C-AR. The information contained in this Form C-AR is complete and accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

BlockFrame, Inc. (the "Company") was incorporated in Colorado on April 24, 2017. The Company is located at 990 Point of the Pines Dr., Colorado Springs, CO 80919. The Company's website is https://www.blockframetech.com.

The Business

BlockFrame® addresses primary limiting problems with the security of physical and virtual assets. We have products that focus on critical energy infrastructure enabling the ability to trust the massive numbers of edge IIoT devices, dissimilar systems, and third-party applications and devices. We have spent up until the last year since formation as an R&D focused company taking the time to develop and submit for IP protection for the primary components which make this possible. In the last year seven patents have been issued and one patent has been Allowed, with more in pending status in all major regions of the world. See the section entitled "Intellectual Property" below for more details. Not only are potential markets large, but the technology has been widely vetted and supported with funding from the Office of Naval Research, the University of Colorado, Colorado State University, the American Council on Education, twice by IEEE PES committees, and with volunteer support community.

Capital Structure

The Company is authorized to issue 26,000,000 shares of Class A common stock and 74,000,000 shares of Class B common stock. As of the date of this Offering Statement, the Company had issued 26,000,000 shares of Class A common stock, and 24,005,000 shares of Class B common stock. 5,000 shares of the Class B common stock have been issued through this offering. Following this offering, we will have approximately 26,000,000 shares of Class A common stock outstanding and 25,000,000 shares of Class B common stock outstanding, assuming all offered Shares are sold. Class A common stock is non-dilutable. Class B common stock is dilutable. Upon the close of the offering, the Company may increase the number of authorized Class A common stock to issue additional shares of Class A common stock to prevent dilution of the Class A shareholders pursuant to the bylaws of the Company.

Ownership

As of the date of this report, the following are persons who are beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power:

GPC4M Living Trust dated December 7, 2023 with Christopher P. Gorog as trustee holds more than 20% of the Company's voting securities (approximately 68%), calculated on the basis of voting power. The trust currently holds 17,740,026 shares of Class A common stock and 17,503,906 shares of Class B common stock.

Officers and Directors of the Company

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

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Name	Position and Offices Held	Term of Office
Christopher Gorog	Director, Chief Executive Officer	April 2017- Present
Kent Lambert	Director, Chief Operating Officer	June 2019- Present
Rida Chan	Director, VP of Business Development	December 2020 - Present
Subhash Paluru	Director, Fractional Chief Financial Officer	February 2024 - Present
Anthony David Scott	Chief Marketing Officer	August 2024- Present
William Ransom	Director, Chief Product Officer	June 2022- Present (CPO) March 2025 – Present (Director)

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have additional securities outstanding.

Outstanding Debt

The following is a summary of the Company's indebtedness:

Lender: Bank of Colorado
Amount owed: $500,000
Interest Rate: 8.5%
Maturity Date: Revolving line of credit

Lender: US Small Business Administration #6417087805
Amount owed: $300,447.97
Interest Rate: 3.75%
Maturity Date: July 1, 2050

Lender: Christopher Gorog
Amount owed: $47,180.25
Interest Rate: 9.5%
Maturity Date: August 21, 2025; renewable for an additional 6 months

Previous Offerings

The Company has not conducted any exempt security offerings in the last three years.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C and its Exhibits. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

If our Manager fails to attract and retain its key personnel, the Company may not be able to achieve its anticipated level of growth and its business could suffer.

The Company's future depends, in part, on our Manager's ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom could be difficult to replace.

The Company has no operating history for investors to evaluate.

The Company and our Manager were recently formed and have not generated any revenues and have no operating history upon which prospective investors may evaluate their performance. No guarantee can be given that the Company will achieve its investment objectives, the value of any Properties will increase, or that any Properties will be successfully monetized.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Interests.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

The Company will be subject to those general risks relating to the development, ownership, and operation of real estate.

The Company's economic success will depend upon the results of operations of the Properties, which will be subject to those risks typically associated with such asset class. Fluctuations in operating expenses and tax rates can adversely affect operating results or render the sale or refinancing of the properties difficult or unattractive. Certain expenditures associated with the properties will be fixed (principally mortgage payments, if any, and real estate taxes) and will not necessarily decrease due to events adversely affecting the Company's income from the operation of the properties. No assurance can be given that certain assumptions as to the future profits from such operations will be accurate, since such matters will depend on events and factors beyond the Company's and our Manager's control. These factors include, among others:

- adverse changes in local and national economic conditions;

- changes in the financial condition of buyers and sellers of similar properties;

- changes in the availability of debt financing and refinancing;

- changes in the relative popularity of the properties and in real estate as an investment class;

- changes in interest rates, real estate taxes, operating expenses, and other expenses;

- changes in market capitalization rates;

- changes in utility rates;

- development and improvement of competitive properties;

- ongoing development, capital improvement, and repair requirements;

- risks and operating problems arising out of the presence or scarcity of certain construction materials;

- environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

- physical destruction and depreciation of property and equipment;

- damage to and destruction of the properties, or any improvements or personal property located thereon;

- acts of God;

- changes in availability and cost of insurance;

- unexpected construction costs;

- increases in the costs of labor and materials;

- materials shortages; and

- labor strikes.

The economic success of an investment in the Company will depend to a great extent upon the results of operations of the Properties, some of which are outside the Company's control.

The Properties will be subject to those risks typically associated with investments in real estate that produce income based on tenant occupancy and rental revenues. Fluctuations in vacancy rates, rent schedules, and operating expenses can adversely affect operating results or render the sale or refinancing of the properties difficult or unattractive. No assurance can be given that certain assumptions as to the future levels of occupancy of the properties, future rental appreciation, future cost of capital improvements, or future cost of operating the properties will be accurate since such matters will depend on events and factors beyond the control of the Company. Such factors include continued validity and enforceability of the leases, vacancy rates for properties similar to the properties, financial resources of tenants, rent levels near the properties, adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, the enactment of unfavorable real estate regulations, rent control, and other risks.

We may not acquire all of the Properties.

The Company intends to raise sufficient capital through this Offering and other exempt offerings to acquire, improve, and operate all the Properties. The Company plans to close on the Properties on a Property-by-Property basis as funds become available. If the Company does not raise enough capital, it may not acquire all the Properties. If the Company does not acquire all the Properties, investor returns may be negatively affected. In addition, the Properties the Company does acquire may perform worse than the Properties it did not acquire, which would also affect investor returns. The Manager has complete discretion on which Properties the Company will acquire first. Investors may not agree with the business decisions made by our Manager regarding the acquisition of the Properties.

Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions.

Real estate is generally a long-term investment that cannot be quickly converted to cash. Therefore, the ability to liquidate the Properties promptly in response to economic or other conditions will be limited, which could affect the Investors ability to realize a return on their investment. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally.

The Properties will be subject to additional risks that may adversely impact the operating results and the success of the Company.

The Company will generate income from residential leases on the Properties. These leases will generally be for terms of no more than one or two years. Therefore, there are vacancy and re-letting risks associated with income producing residential properties. In addition, an economic downturn, including increased unemployment rates, may cause the residential industry to experience a significant decline in business due to a reduction in renters. Low residential mortgage interest rates could accompany and encourage potential renters to purchase residences rather than lease them. These and other factors could have a material, adverse effect on the Company's performance. If current tenants for the properties do not renew or extend their leases or if current tenants terminate their leases, the operating results of the properties could be substantially and adversely affected by the loss of revenue and possible increase in operating expenses not reimbursed by the tenants. There can be no assurance that any unoccupied space in the Properties will be leased, levels of occupancy will be maintained, or the properties will be substantially occupied. In addition, lease-up of unoccupied space may be achievable only at decreased rental rates or with the provision of substantial rental concessions, both of which would adversely affect the operating cash flow of the Company. To the extent that tenants of the Properties do not renew their leases, or renew at lower than current market rates, the financial viability of the properties may be adversely affected. In addition, tenants and lease guarantors, if any, may be unable to make their lease payments. Defaults by a significant number of tenants could, depending on the number of leases affected and the ability to successfully find substitute tenants, have a material, adverse effect on the financial performance of the properties, thus reducing cash flow to the Company.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

To the extent climate change causes changes in weather patterns, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our properties and result in higher vacancy. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our Properties in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

Real estate projects may suffer losses that are not covered by insurance.

Material losses to real estate properties may occur in excess of insurance proceeds with respect to any property as insurance proceeds may not provide sufficient resources to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, earthquakes, floods, hurricanes, pollution, environmental matters, mold, or terrorism, which are either uninsurable or not economically insurable, or may be insured subject to limitations such as large deductibles or co-payments. If an uninsured loss or a loss in excess of insured limits occurs on the Properties, the Company could lose anticipated future revenues.

We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our assets. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowing with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our investors' investments.

While investors will not be personally liable for these obligations, and our Manager may issue personal guarantees that these obligations will be repaid, the Company is ultimately responsible for paying off these debts. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our investors' investments.

The Properties may be subject to foreclosure if a default under any mortgage loan occurs.

Each mortgage loan secured by the properties will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If a senior mortgage lender declares a loan to be immediately due and payable, the Company will have the obligation to immediately repay the loan in full. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing its entire investment.

The market in which the Company participate is competitive and, if it does not compete effectively, its operating results could be harmed.

The Company will compete with many others engaged in real estate in general, including but not limited to individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, and private real estate funds. This market is competitive and rapidly changing. Significant increases in the number of listings for long-term residential rentals in the geographic areas where the Company's Properties are located, if not met by a similar increase in demand for long-term rentals, is likely to cause downward pressure on rental rates and, potentially, impact to value of the Properties. The Company expects competition to persist and intensify in the future, which could harm its ability to generate sufficient rental income from its properties or acquire additional properties on terms that investors find to be reasonable.

The Properties or a portion of the Properties could become subject to eminent domain or a condemnation action.

Such an action could have a material, adverse effect on the marketability of the properties and any returns therefrom.

Future changes in land use and environmental laws and regulations, whether federal, state, or local, may impose new restrictions on the Properties.

The Company ability to sell or operate the Properties as intended may be adversely affected by such regulations, which could affect returns therefrom.

Any person who supplies services or materials to the Properties may have a lien against such Properties securing any amounts owed to such person under state law.

Therefore, even if a contractor is paid its contract fees, if that contractor fails to pay its subcontractors or materials supplier, then such subcontractor or materials supplier who was not paid will have mechanic's lien rights against such Properties. If one or more mechanic's liens do appear against the Properties, their release must be obtained or the person holding such liens will have the right to foreclose. A forced sale of the Properties could negatively affect returns therefrom.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

Each Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for distributions to investors.

Lawsuits may arise between the Company and its tenants resulting in lower cash distributions to investors.

Disputes between landlords and tenants are common. These disputes may escalate into legal action from time to time. In the event a lawsuit arises between the Company and a tenant it is likely that the Company will see an increase in costs. Accordingly, cash distributions to investors may be affected.

The consideration paid for our Properties may exceed fair market value, which may harm our financial condition and operating results.

The consideration that the Company pays will be based upon numerous factors, and the Properties will be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that the purchase price that the Company pays for the Properties or their appraised value will be a fair price, that we will be able to generate an acceptable return on such Properties. The Company may also be unable to lease vacant space or renegotiate existing leases at market rates, which would adversely affect our returns on a Property. As a result, the Company's investments in Properties may fail to perform in accordance with our expectations, which may substantially harm the Company's operating results and financial condition.

The failure of Properties to generate positive cash flow or to sufficiently appreciate in value would most likely preclude our investors from realizing an attractive return on their interest ownership.

There is no assurance that real estate investments made by the Company will appreciate in value or will ever be sold at a profit. The marketability and value of the Properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties, since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any Property for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a Property. Moreover, the Company may be required to expend funds to correct defects or to make improvements before a Property can be sold. We cannot assure any person that it will have funds available to correct those defects or to make those improvements. These factors and any others that would impede its ability to respond to adverse changes in the performance of our Properties could significantly harm its financial condition and operating results.

The Company may experience liability for alleged or actual harm to third parties and costs of litigation.

Owning and operating the Properties subjects the Company to the risk of lawsuits filed by tenants, past and present employees, contractors, competitors, business partners, and others in the ordinary course of business. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time-consuming. We may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could result in substantial losses to the Company. Even if the Company is successful, there may be substantial costs associated with the legal proceeding, and our Manager may be delayed or prevented from implementing the business plan of the Company.

Due diligence may not uncover all material facts.

We will endeavor to obtain and verify material facts regarding the Properties; however, it is possible that our we will not discover certain material facts about a Property, because information presented by the sellers may have been prepared in an incomplete or misleading fashion, and material facts related to such Property may not yet have been discovered.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the Company's business and financial condition. "Shelter-in-place" or other such orders by governmental entities would further negatively impact the Company's business and could also disrupt the Company's operations if employees, who cannot perform their responsibilities from home, are not able to report to work.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company or Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

To the extent the Company directly processes customer/tenant information rather than through a third-party business platform, security breaches of confidential customer information, in connection with the Company's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect its business.

The Company in the course of business may require the collection, transmission, and retention of personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom it contracts to provide services. The integrity and protection of that data is critical. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer/tenant and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of its service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers'/tenants' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims, or proceedings.

Non-compliance with certain securities regulations may result in the liquidation and winding up of the Company.

We are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended ("Investment Company Act"), and none of Our Manager nor its or members is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Investment Advisers Act"), and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We and Our Manager have taken the position that the Properties are not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus Our Manager will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or Our Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

Our Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of Our Manager.

Our Operating Agreement provides that Our Manager, in exercising its rights in its capacity as Manager, will be entitled to consider only such interests and factors as it desires and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our Operating Agreement, the Wyoming Limited liability Company Act or under any other law, rule or regulation or in equity.

Conflicts may exist among our Manager and its employees or affiliates.

Our Manager will engage with, on behalf of the Company, a number of brokers, asset sellers, insurance companies, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our Manager and not the Company nor the Company. Our Manager may be incentivized to choose a service provider or seller based on the benefits they are to receive.

We do not have a conflicts of interest policy.

The Issuer, our Manager and their affiliates will try to balance our Interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

There may be conflicting interests of investors.

Our Manager will determine whether or not to acquire or liquidate our Properties. When determining to acquire or liquidate a Property, our Manager will do so considering all of the circumstances at the time, which may include obtaining or paying a price for a Property Asset that is in the best interests of some but not all of the investors.

Conflicts may exist between service providers, the Company, our Manager and their affiliates.

Our service providers may provide services to our Manager, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Interests.

The terms of our Operating Agreement make it difficult to end our relationship with our Manager.

Under the terms of our Operating Agreement, only holders of Class C Interests, which are issued to our Manager and/or its affiliates may vote to appoint or remove Managers. Investors will have no ability to affect such matters.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our co-ownership of the Properties may limit our control over the Properties, which could have a material negative impact on our returns from the Properties.

The Company will be entering into a Tenant in Common Agreement ("TIC Agreement") with a third party, in which the Company will own 97.92% of the Property. Prospective Investors should be aware that such an agreement may limit the ability of Our Manager to operate the Properties for the sole benefit of the members but may be required to make decisions based on the responsibilities and restrictions set forth in the Tenants in Common Agreement. Our Manager may be required to consult with the tenants in common ("Co-Tenants") and/or to put certain actions to a vote between the Company and the Co-Tenants prior to taking action on a matter that may impact the Property and/or the operations of the Company. Some requirements, restrictions, or limitations set forth in the TIC Agreement may include, without limitation, the following:

(a)   Among the restrictions set forth in the TIC Agreement may be that the Company will not be able to sell or refinance the Properties without input and approval of the Co-Tenant(s).

(b)   The Company may be required to purchase the ownership interest of any of the Co- Tenant in the event of bankruptcy, insolvency, or involuntary dissolution of the individual Co-Tenant. Such an event could reduce the Net Cash Flow or Net Capital Proceeds to the investor if such distributions are used to purchase a Co-Tenant's ownership interest. Furthermore, if the aforementioned distributions are not sufficient to purchase the entirety of the Co-Tenant's interest in the Property, the Company may be required to raise additional capital to fulfill its obligation under the TIC Agreement by either taking out an additional loan- which would increase the debt service payments on the Properties and reduce overall returns as well as increase the risk of defaulting on the debt service- or by seeking an additional equity raise from investors- which could dilute the investors initial investment thereby reducing the investors overall returns.

(c)   Our Manager may be retained by the Co-Tenant(s) to be the co-tenancy asset manager. However, there may be certain special circumstances whereby Our Manager may be removed "for cause" pursuant to the terms of the asset management agreement. If this were to occur, Our Manager's ability to manage the Properties will be greatly reduced and the Company (and the members) may be negatively impacted by such limitation.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Although the Company will generally invest the net proceeds of the Offering into purchasing, improving and/or operating the Properties, Our Manager of the Company has broad discretion in how to utilize them.

Our Manager will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company have the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering.

We are offering securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our securities and more than the target amount of offered securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations or assets acquired. If sufficient capital through this Offering and the other exempt offerings is not raised to commence operations, the Company intends to not close and return investor funds.

Risks Related to the Securities

The securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the securities have not been registered under the securities Act or under the securities laws of any state or foreign jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $1,000 per-share price arbitrarily. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment.

Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Securities at the $1,000 offering price (or at any other price), and you risk overpaying for your investment.

The purchase of Interests is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not acquired the Properties or begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The securities acquired in this offering may be significantly diluted as a consequence of other equity financings.

The Company's equity securities could be subject to dilution via the creation and sale of additional classes of membership interests in the Company, which may have priority over the securities offered in this offering. Whether such securities will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the securities offered herein could be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's economic interests in the Company. The Company is conducting an offering concurrent with this Offering, which securities will have preferential distributions and will have the effect of diluting investors in this Offering.

The purchase prices for the Interests have been arbitrarily determined.

The purchase price for the Interests for this offering has been arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the Company considered factors such as the purchase and holding costs of the Properties, the Company's limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by Our Manager and general economic conditions.

There is no guarantee of a return on an Investor's investment.

The Company's business objectives must be considered highly speculative. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public trading market for our securities.

There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.

If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance or the Properties, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share price, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.

Under Regulation CF, pursuant to which the Interests are being offered, the Interests may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement).

Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.

Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

In addition, there are significant transfer restrictions contained in our Operating Agreement that prohibit transfers unless approved by Our Manager, in its sole discretion, and the transferee and transferor have met other conditions established by our Operating Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

Financial projections and forward-looking statements may be wrong.

Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on Our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from operation of the properties will be different than the returns anticipated by Our Manager and/or that these returns may not be realized in the timeframe projected by Our Manager, if at all.

This offering statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

DESCRIPTION OF BUSINESS

Description of the Business

BlockFrame® addresses primary limiting problems with the security of physical and virtual assets. We have products that focus on critical energy infrastructure enabling the ability to trust the massive numbers of edge IIoT devices, dissimilar systems, and third-party applications and devices. We have spent up until the last year since formation as an R&D focused company taking the time to develop and submit for IP protection for the primary components which make this possible. In the last year seven patents have been issued and one patent has been Allowed, and more are in pending status in all major regions of the world. This provides an exceptional path to commercialization as we engage investors in an initial stock offering. Not only are potential markets exceptionally large, but the technology has been widely vetted and supported with funding from the Office of Naval Research, the University of Colorado, Colorado State University, the American Council on Education, twice by IEEE PES committees, and with volunteer support community.

We are looking to fund our ramp-up capability and for the standing up of production services which will be utilized globally by the engaged clients. Nonprofits which support the international governance have been established at University of Colorado in partnership with International Alliance of Trust Chains. These will be matched at Pacific Northwest National Labs making Colorado the first of multiple hub locations to be leveraged as volume anticipates reaching levels to support the entire internet of users and all critical infrastructure physical devices. BlockFrame® capabilities have gained worldwide recognition as the Institute of Electric and Electronic Engineers (IEEE) has engaged the company's founder as the Global Chair for Digital Privacy and is attempting to expand BlockFrame®-based technologies for global use to protect individual privacy. We consider the expansion and marketability of BlockFrame® products to be inevitable, but an infusion of capital to accelerate growth will realize greater and more rapid economic expansion into multiple industries in Colorado and globally.

We have also fully designed our first internal BlockFrame consumer products in the education space, moving to high volume manufacturing with clients in education through sales of COTS products.

Product Offerings

The following is a description of the Company's current product offerings and their status:

Philos™

Since the popularization of Blockchain, the technology has floundered in attempts for mass adoption due to the economic limitations experienced in attempts for large scale applications. Widely diverse supply chains, large scale industrial or consumer IoT products, and complex distributed business services models that are the most in need of distributed trust also require high volumes of transactions. However early platforms did not have the ability to scale to such volumes.

The primary intent of the Philos™ is to change the alignment of the incentive structure to support the needs for business usage instead of feeding a global lottery. This is done by implementing a Synchronous Trust Consensus Model™ (STCM™) where incentive tokens are not achieved by a computationally intensive proof algorithms, instead using a participation-based time-release structure. The STCM™ Phyli™ incentive tokens are released to the participant for contributing virtual time applied to supporting the needs of business use cases. This change to incentivizing virtual participation "Time" instead of CPU high utilization removes the need for expensive equipment and high energy usage. The STCM™ does not disillusion miners but provides a profitable democratized business model for conversion of current mining operation to support the new paradigm. Shifting to STCM™ has the potential for a significant reduction in global energy waste, and at the same time aligns individual participants efforts directly to support companies' growth by providing more democratized storage ledgers. The incentive tokens will be sold to customers pursuant to a service contract for the monthly volume they will use at set prices.

Adoption of Philos™ distributed leger enables continuous growth thus providing a sustainable ecosystem across the CyberSphere™ Academic research has shown that the Philos™ platform is able to scale indefinitely with sublinear growth of overhead which is unmatched by any competition. Democratized storge of transactions for large scale business use cases is possible for the first time with this product. Phyli™ tokens are affordable, consistently priced, and available as a utility token to reduce challenges of speculation experienced by many early blockchains. Support for multiple programs, industries, and use cases, are enabled concurrently with the Philos™ platform which was initially introduced to support for multiple state programs designed for the protection of citizens records. Philos™ is a first of a kind third generation distributed ledger designed to be sustainable and cost effective.

Philos™ is currently in Alpha Release for peer ledgers, Beta Release for Dashboard, and Pre-Alpha REL5 for the Consortium services and governing services. Minimum viable product is anticipated in Q3 – Q4 2025. Originally, the Company anticipated a release in Q1- Q2 of 2025 but has been moved due to delay onboarding a customer and due to focus being diverted to finishing international patents in Macau (CN). Governing services utilize the sixteen servers at UCCS COS – minimum viable product expected Q4 of 2025 -Q1 2026.

CyberSphere™

CyberSphere™ is a BlockFrame® service that provides linking to systems, data or users to verify the trusted status of any of the three to each other, on-demand, or in the case of pre-defined parameters, in scheduled operations. The services also include the ability to uniquely package data, keep confidentiality with individualized encryption, authenticate participants of any interaction, verify and provide receipt of delivery, or check that the data is complete and authentic.

This service is available for service providers that need to send content to many end systems, verify a single user or system delivery was made, or post content publicly with end user restrictions. The post digital transformation age where everyone performs only virtual activities, and the only verification of those or method to protect valuable operations is to package, maintain security, verify who is given access.

Some of the service and capabilities offered by CyberSphere™ web services include:

- Audit of verify configuration of any CyberDome™ component
- On demand security credential re-setting or periodic routine augmentation
- Consumption as a service and pre-sales and redemption for each web service use

- Distribution of software updates and patches
- Individualized file collection from deployed products, or mobile application
- Individualized file delivery to any deployed product, of mobile application
- Transaction or deployed system event logging
- Deployed system real time self-checking and configuration auditing
- Analytics or reporting of risk related to deployed systems
- Analytics or reporting of document delivery, creation, and usage
- Remote Authentication and Identification of users

Some of the features offered through CyberSphere™ include:

- Register Any data on Distributed Ledger as immutable CyberSphere™ data
- Zero-knowledge proof verification of remote system.
- Cyber defense in depth zero-trust between any two deployed systems.
- Secure software and patching services.
- Signing data with Proof of Originating proving the creating system.
- Local product synchronization to web services.
- Local network peer-to-peer operations or synchronization of deployed systems.
- Ala carte purchases of services from competing vendors.
- Direct edge node Peer-to-peer Economic operations.
- Trusted document receipt and verification.
- Smart contract operational features.
- Logging immutable operations, Proof of Origin, or critical events.
- Zero-trust verification for first engagement of unknown edger nodes.
- Zero-knowledge proofs for identity or internal configuration verifications.
- Multi-Factor Authentication and Identification.
- Edge system self-checking, configuration for proof of integrity.

CyberSphere™ is supported by the IUR producing EliteSecure™ data services to customers enabling various CyberDome™ customers to coordinate trusted transitions between the different CyberDome™. Timeline for complete release is dependent on IUR and will be post Q2 2026.

CyberDome™

CyberDome™ is a protected ecosystem of securely interacting products and services. The CyberDome™ could consist of a family of products deployed to individual users or a geographically stational grouping of products and services supporting a located service area. A CyberDome™ is implemented through the Eco-Secure Provisioning™ service which is vendor, network, and location agnostic. Clients create a CyberDome, leveraging BlockFrame IUR™ service to set up requirements and credentials for secure interaction of each of their selected features. Registration criteria establish interaction uniformity with our CyberDome™ customer specific standardized security artifacts, defining their CyberDome uniquely from other. The CyberDome™ owner specific artifacts are how participating service providers, content creation, and end system or user credentials are locked to the CyberDome™ and enforced to comply with the CyberDome™ owners established parameters.

CyberDome™ is implemented using the IUR minimum viable product and the Eco-Secure™ provisioning. The first customer is set to go live with Philos™ ledgers minimum viable product set for Q1-Q2 2025.

EliteSecure™

BlockFrame® EliteSecure™ provides customers to enter the public spotlight with confidence knowing that they are not the target of falsified data attacks. With so many of our jobs and work creating only digital results it is increasingly more costly when the results of our efforts are taken or misused by others. A year's work effort can be shared widely rendering no reward to the creator of the digital product. Movies have been stolen in digital copy and published before they were even publicly released. Writers spent painstaking efforts just to have their content compromised and exploited. Influencers work for years to build a reputation which are imitated by copycats who defame an image that took so long to build. Experts are quoted wrongly, and credit taken by anyone who decides to plagiarize their work. Politicians find themselves targets of deep fakes which create a false representation of their intent or messages.

The capabilities offered by EliteSecure™ provide the ability to turn the tide by ensuring authentic and valuable digital products remain in tack, and the customer controls the usage of their content. Whether they are interested in ensuring their reputation online, being able control their influential media posts, verify press releases, prove fulfillment of contractual obligations, or just protect their digital products, EliteSecure™ is the answer. EliteSecure™ is the pivotal product for the post digital transformation age. Combined with Philos™ customers can protect, track and verify data lineage to combat misinformation and create the basis of the next generation of trusted user crated or AI generated digital work. EliteSecure™ services for sale will be post minimum viable product currently set Q3 – Q4 2025.

EcoSecure™

EcoSecure™ provides the service software and design-in trusted agent components which enable the protected delivery of security credential to deployed systems, IoT devices, or applications. It features:

- Secure document delivery
- File collection from IoT
- Peer-to-peer transactions
- Smart contract features
- Software updates
- Prepaid consumption as a service
- Transaction and event logging
- Device-to-device Zero Trust
- Multi-factor authentication

EcoSecure™ is set for minimum viable product release with Philos™ platform servers in Q3 – Q4 2025.

AttestedAI™

Let's talk about AI. AI is amazing, powerful, changing the game, and everywhere. It's shaping decisions about your health, your money, your future. But here's the truth: AI is only as smart as the data it's trained on, and most of the time, you have no idea where that data came from. You're putting your trust into a black box, hoping for the best. That's dangerous.

With Blockframe, we're revolutionizing the game in a beautiful way. We're not only getting rid of the pirates stealing your personal information, but we also make sure the data AI is using is legit, verified, and, here's the real magic—it's safe. We're building with quantum-secure algorithms, so when the rest of the world's AI results are generated on misinformation, Your AttestedAI™ is accurate and reliable.

BlockFrame® AttestedAI™ will be our pipeline AI offering which will have all of its algorithms trained using only verified accurate EliteSecure™ attested data from EcoSecure™ Systems. This current roadmap service is sure to be of value once the growth of Philos™, EliteSecure™ content and service are in wide scale operations. We are currently seeking leading clients to drive the expansion of this product. Set a meeting to discuss taking the lead in your industry with your application for AttestedAI™ today.

No current development work has been completed yet for AttestedAI™ (concept and design in progress). Anticipated service availability is in Q2 2027.

ESP™

ESP™ is a series of IoT products for use in various industries enabling special purpose applications where physical sensors collected data from direct physical operations or user inputs. Reference designs and API interface services enable fast prototyping and immediate integration with the entire CyberSphere™ Family of services. Features include:

- Secure document delivery
- File collection from IoT
- Peer-to-peer transactions
- Smart contract features
- Software updates
- Prepaid consumption as a service
- Transaction and event logging
- Device-to-device Zero Trust
- Multi-factor authentication

These products are at 60% demonstratable to gain potential lead customers. Anticipated customer engagement for production versions in Q1 – Q3 of 2025 with complete product release Q4 2025 – Q1 2026.

Market Opportunity

The Company will focus integrating its products into various markets, including but not limited to Trust, Privacy, and Security; Cyber Security, and Supply Chain Security. The products can be used in many industrial verticals including Trust, Privacy, & Security. The Company initially plans to focus on Military Supply Chain Trust, Privacy, & Security, Energy/Utility Trust, Privacy, & Security, Education Trust, Privacy, & Security, and Healthcare Trust, Privacy, & Security.

We are poised for adoption as the Department of Energy DOE has engaged BlockFrame to produce a prototype working with National Labs for a zero-trust system used for system identity verification and data attestation for energy vendors, utilities and service providers. We are enthusiastic that this will lead to our products incorporation into nearly every end system on the energy grid in the United States, as the DOE is highly motivated to implement a holistic solution for security, data management, and ecommerce to reduce security risks and to enable renewable energy markets. This is especially valuable for Colorado with our primary partner United Power Inc possibly being the showcase of this capability and the initial rollout to scale in the country.

We also are engaged with Colorado State University and Lockheed Martin for secure military supply chain applications which will track operations, workflow, digital supply chain, and physical equipment seamlessly into a verifiable operation. This service portion of BlockFrame® offerings is poised to revolutionize the entire mission for protection of our nation's critical national security assets. The connections to military in Colorado and our reach with ownership of one of the largest outreach platforms for cybersecurity the New Cyber Frontier media platform provide a conduit for success in utilizing the state funding for a great return on jobs and economic growth for the State.

Other target markets include:

1) the State of Colorado, for credential tracking for teachers, with transferability to functions in other state departments.

2) the IEEE, with an initial industry demonstration application to support transactive energy;

3) prime contractor the Bit Bazaar which is subcontracted to the Saudia Electric Company where we currently consult on security analysis and evaluation; and

4) education organizations where we will provide our first consumer application to Randa Systems, Digital Promise, ETS, the Utah Board of Education, and several participating universities.

5) We support client engagement for energy markets, with customers United Power Inc. Southern California Edison, PNNL, NREL and for the Department of Energy office of electricity. The internal prototype which is in progress is anticipated to result in potential inclusion of our security framework into every critical infrastructure system on the grid.

6) Potential future applications and customers include Medical Equipment Partners in IEEE Blockchain Medical and Electronic Medical Records Organization where partners are currently evaluating our products.

Intellectual Property

Patent status:

Title	Jurisdiction	Issue Date	Patent No.
Synchronous Trust Consensus Using a Distributed Ledger	USPTO	2/22/2024	11,928,222
Cryptographic Trust Enabled Devices of Cybersecurity Systems	USPTO	7/23/2024	12,045,355
Provisioning Service Provider For Enabling Cryptographic Enabled Trust Devices	USPTO	4/2/2024	11,947,681
Cybersecurity Management Framework for Supply Chain	USPTO	12/26/2023	11,853,438
Singapore Synchronous Trust Consensus Using a Distributed Ledger	Singapore	10/17/2024	11202302462X
Singapore Cybersecurity Management Framework for Supply Chain	Singapore	4/29/2024	11202302464T
Singapore Providing Cryptographically Secure Post-Secrets-Provisioning Services	Singapore	1/28/2025	10202401066R
China Synchronous Trust Consensus Using a Distributed Ledger	China	10/25/2024	CN116670701B
China Cybersecurity Management Framework for Supply Chain	China	10/11/2024	CN116601912B
Macao (CN) Synchronous Trust Consensus Using a Distributed Ledger	Macao (CN)	3/11/2025	J009124
Macao (CN) Cybersecurity Management Framework for Supply Chain	Macao (CN)	3/11/2025	J009104

The following patents have been submitted but not yet issued to the Company:

Title	Jurisdiction	Filing Date	Application Number	Status
EP Application for L0002	EU	5/2/2023	21876465.2	Pending
IN Application for L0002	India	5/1/2023	202347031017	Pending
SG Application for L0004	Singapore	3/28/2025	10202500525W	Pending
US Continuation Application for L0010	USPTO	10/27/2023	18/496,113	Continued
EP Application for L0010	EU	5/2/2023	21876474.4	Pending
IN Application for L0010	India	5/1/2023	202347030999	Pending

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities, including those relating to data collection, privacy, and government security. The Company will also be subject to laws and regulations related to artificial intelligence and blockchain. Regulation in these areas are ever evolving and new regulations could provide compliance difficulties for the Company. These laws and regulations are subject to change.

Regulatory Inquiries

Not applicable.

Litigation

The Company is not subject to any current litigation or threatened litigation.

OFFICERS AND DIRECTORS OF THE COMPANY

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held	Term of Office
Christopher Gorog	Director, Chief Executive Officer	April 2017- Present
Kent Lambert	Director, Chief Operating Officer	June 2019- Present
Rida Chan	Director, VP of Business Development	December 2020 - Present
Subhash Paluru	Director, Fractional Chief Financial Officer	February 2024 - Present
Anthony David Scott	Chief Marketing Officer	August 2024- Present
William Ransom	Director, Chief Product Officer	June 2022 - Present
		March 2025 - Present

Christopher Gorog is the founder of the Company and has served as Chief Executive Officer and a director since April 2017. Mr. Gorog has been involved in professional projects including being the principal investigator for University of Colorado, Colorado Springs Applied Blockchain Research Program; Co-PI for Military secure supply chain research program in partnership with Colorado State University Sponsored by Lockheed Martin Space; EEE Blockchain for Transactive Energy Demonstration BCTE grant, engaged IEEE, University of Colorado, State of Colorado OIT, National Laboratories, and Industry partners; IEEE Digital Privacy Initiative, global effort funded for three years by the IEEE Future Direction Committee to further the development of a community supporting Digital Privacy; and more.

He has also engaged in teaching and curriculum development including Cybersecurity Engineering Curriculum 10 weeks encompassing supply chain security, secure software development, cyber physical security, distribution of trust, and data lifecycle management; certification courses for Philos Marketplace three tier training program with operator, administrator, and developer training courses and certification exams; development of Colorado Technical University Cyber Security program and Budget for F.Y. 2018 and F.Y. 2019. Including support for next-generation cyber lab and online training platforms; revision of Bachelor of Science in Cyber Security Degree program for market needs to include the development of new curriculum for, Blockchain, Threat Intelligence, Big Data Analytics, Blockchain, Cyber-Physical Systems, and Social Engineering; and others.

Mr. Gorog's education includes a B.S in computer engineering, a M.B.A. in business administration, and a M.S.C.S. in computer systems security, all from the Colorado Technical University. He also received a Ph.D. from the University of Colorado at Colorado Springs.

His appointments include but are not limited to the following:

- Chair IEEE Digital Privacy Initiative Since 2021
- Chair IEEE Blockchain Committee on Privacy and Security Since 2018
- Chairman of Board of Directors for BlockFrame Inc. Since 2017
- Vice President - International Alliance of Trust Chains (I.A.T.C.) Since 2020
- Board member Colorado Springs Cybersecurity Roundtable 2019
- Co-Founder of Blockchain Development Community Since 2018
- State of Colorado S.M.E. for Blockchain - Technical author for SB18-806
- Advisor for Cyber Institute of National Cybersecurity Center 2016 – 2018

Kent Lambert is a director and has served as the Chief Operating Officer since June 2019. He is also acting president of International Alliance of Trust Chains, Inc. since 2020 and has been on the board of directors of PhilosBDL, Inc. since 2020 as well. Mr. Lambert served as a Colorado State Senator from 2011-2019 and as a Colorado State Representative from 2007-2011. He was involved in sponsoring key cybersecurity-related legislation including:

- Prime Sponsor, Senate Bill SB18-086, Cyber Coding Cryptology for State Records. Funded cybersecurity program for the Colorado Chief Information Security Office and higher education cybersecurity programs.

- Prime Sponsor, House Bill HB16-1453, Colorado Cybersecurity Initiative. Established the Colorado Governor's cybersecurity governance structure and the National Cybersecurity Center.

- Prime Sponsor, House Bill HB18-1128, Protections for Consumer Data Privacy, to specify victim notification requirements following data breaches.

- Prime Sponsor, Senate Bill SB13-246, Criminal Discovery Task Force. The first statewide legislation for the use and management of electronic judicial discovery and evidence records in the nation.

Mr. Lambert is also a retired Colonel in the U.S. Air Force. His education includes a B.S. degree in military history from the United States Air Force Academy, a M.A. degree in international relations from the University of Southern California, a M.S. degree in strategic and tactical sciences from the Air Force Institute of Technology, and he is a current student at Colorado State University earning a D.Eng.S.E. Doctor of Engineering in Systems Engineering.

Rida Chan has served as a director and vice president of business development since December of 2020. Since September of 2017 she has acted as a real-time systems security and compliance advisor for Exelon. She provides subject matter expertise for NERC CIP v5 audit preparation for Exelon Generation Company and Commonwealth Edison. She is responsible for coordinating evidence generation to meet the standards for logging & monitoring, baseline configurations management and malicious code prevention. She refines and extends the Security Event Monitoring capabilities to enable client to more efficiently respond to shifting threats, focus on critical business processes and achieve regulatory compliance. Prior to that, Ms. Chan worked for Deloitte & Touche, LLC as an advisory senior consultant which included, but was not limited to working on the following projects: Southern California Edison as an internal audit lead; L Brands as an information security advisor; Exelon as an IT implementation manager, cyber security lead, and audit preparation lead; and Toronto Hydro as a cybersecurity advisor. Ms. Chan's education includes a B.A. degree in economics from the University of California, Berkeley; a M.S. degree in industrial engineering from California Polytechnic State University; and J, Eng. Logistics & Supply Chain Management from the Massachusetts Institute of Technology.

Subhash Paluru is a director and has served as a fractional Chief Financial Officer since February 2024. Subhash has been working in the capacity as a trusted senior power utility advisor for the Company's technologies including providing industry trends and insight into power operations, transmission and generation infrastructure physical and cybersecurity, and providing knowledge of industrial networks in the energy industry and the effects of reliance and penetration of technology in critical infrastructure. Subhash has also been the chief executive officer of Freedom Motors, Inc since July of 2018. Freedom Motors is a world renowned patented rotary engine designer, developer, and manufacturer. Freedom Motors has successfully acquired rotary engine technologies (IP and physical assets) from Onboard Marine Corporation (OMC), General Motors Corporation (GMC) and Infinite Engine Company (IEC) and further developed this technology, resulting in as many as 50 US and International Patents. With the ongoing research, Freedom Motors anticipates another 8 patents to be sought within the next year. These engines are used in several systems including but not limited to Personal Air Vehicle (PAV), Unmanned Aerial Vehicle (UAV), Microgrid, Biogas Generation system, Gensets, Blackstart system, Electric Vehicle (EV) Range Extender (RE), and many more. Subhash's education includes a B.S. degree in electronics, a M.S. degree in physics, and a PhD. in physics all from Osmania University (India), a post graduate diploma in computer application from the National Center for Computing Techniques (India), and post-doctoral work in collaboration with Dr. Patrick Phelan at Arizona State University regarding research in IEEE transactions in applied superconductivity.

Anthony David Scott has been serving as the Chief Marketing Officer since August of 2024. He is an experienced marking executive with a proven track record of driving growth and brand visibility for technology driven organizations. Mr. Scott is adept at blending technical expertise with creative marketing strategies to position business for sustained market leadership. He has extensive background in cybersecurity, technology innovation, and thought leadership. Prior to his position at the Company, Mr. Scott worked as a global security operations lead for Accenture Federal Services from November 2018 – August 2024 where he led marketing initiatives for their AI and cybersecurity divisions, focusing on thought leadership and cloud security. He also managed a global team responsible for the security operations and marketing of AI and cloud products, serving over 130 clients and generating $1.2 billion in revenue. David's education includes a B.S. degree in mathematics from Morehouse College, a M.S. degree in electrical engineering from Georgia Institute of Technology, and a M.B.A. from Columbia University.

William Ransom is has served as Chief Development Officer since June 2022. He is experienced in leading product strategy, development and management. Mr. Ranson has a proven track record of driving product innovation, enhancing user experience, taking a security first approach and a proven ability to manage high stress situations, while maintaining a high attention to detail. Adept at building and leading high performing teams, fostering cross functional collaboration, and aligning product initiatives with business goals. Prior to becoming the Company's Chief Development Officer, Mr. Ransom was a lead software developer for the Company from November 2019 to present. He currently leads a team of 5-10 developers in the design, development, and deployment of a variety of front and backend projects. His education includes an EMT-Paramedic Certificate and a B.S. degree in information technology specializing in software programming from Colorado Technical University.

Officer/Director Compensation

Our officers and directors may receive a salary for their services by resolution of our board of directors. Currently, our directors are not compensated. Our officers currently receive the following compensation:

Officer/Director Salary Compensation

Name	Position	Amount
Christopher Gorog	CEO/CTO	$115,000
Subhash Paluru	Fractional CFO	$55,000
Anthony David Scott	Fractional CMO	$55,000
Kent Lambert	Fractional COO	$45,000
William Ranson	CPO	$95,000

In addition, our officers are receiving the following common stock as compensation for their services:

Officer Common Stock Compensation

Name	Amount
Christopher Gorog	17,740,026 Class A; 17,503,906 Class B
Rida Chan	1,100,000 Class A; 2,221,880 Class B
Subhash Paluru	265,000 Class A; 245,000 Class B
Anthony David Scott	2,500 Class A; 2,500 Class B
Kent Lambert	5,300,000 Class A; 2,421,880 Class B
William Ransom	1,460,000 Class A; 1,050,000 Class B

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Colorado law and the Company's Bylaws. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

DESCRIPTION OF OWNERSHIP AND CAPITAL STRUCTURE

The rights and obligations of the Company's shareholders are governed by its Articles of Incorporation and Bylaws. None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

Capital Structure

The Company is authorized to issue 26,000,000 shares of Class A common stock and 74,000,000 shares of Class B common stock. As of the date of this Offering Statement, the Company had issued approximately 26,000,000 shares of Class A common stock, and 24,005,000 shares of Class B common stock. 5,000 shares of the Class B common stock have been issued through this offering. .Following this offering, we will have approximately 26,000,000 shares of Class A common stock outstanding and 25,000,000 shares of Class B common stock outstanding, assuming all offered Shares are sold. Upon the close of the offering, the Company may increase the number of authorized Class A common stock to issue additional shares of Class A common stock to prevent dilution of the Class A shareholders pursuant to the bylaws of the Company.

Ownership

As of the date of this report, the following are persons who are beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power:

GPC4M Living Trust dated December 7, 2023 with Christopher P. Gorog as trustee holds more than 20% of the Company's voting securities (approximately 68%), calculated on the basis of voting power. The trust currently holds 17,740,026 shares of Class A common stock and 17,503,906 shares of Class B common stock.

Common Stock

Each share of Class A common stock entitles the holder to one thousand (1,000) votes, either in person or by proxy, at meetings of shareholders. Each share of Class B common stock entitles the holder to one (1) vote, either in person or by proxy, at meetings of shareholders. Class A shares are non-dilutable which means if Class B shares are issued, the Company must issue bonus shares to the Class A shareholders so that they never have less than their representative percentage ownership interest. Class B shares are dilutable. Shareholders may take action by written consent.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available.

Holders of our common stock have no pre-emptive rights or other subscription rights, conversion rights, and the shares have no redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

Distributions

We have not paid dividends to date and do not intend to pay dividends in the near future. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Disclosure of commission position on indemnification for securities liabilities

The Company's Bylaws and Certificate of Incorporation, subject to the provisions of Colorado Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

Corporate Actions/Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Additional issuances of securities.

Following your investment in the Company, the Company may sell Shares to additional investors, which could dilute the percentage interest of the investor in the Company. An investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company. In addition, the further issuance of Class A common stock in the Company could further dilute all Class B shareholders.

Right of First Refusal.

In the event that a shareholder makes an offer to sell shares, the Company shall have an option to purchase all or any of the shares being offered. The option shall be for fifteen (15) days from the date of the offer, and the acceptance of such offer by the Company shall be in writing.

If the Company shall not accept the offer as to any portion of the Shares offered, the Secretary of the Company shall give written notice to all of the remaining shareholders who shall thereupon have the option, for an additional thirty (30) day period, to purchase all or any portion of said shares not purchased by the Company at the same price and upon the same terms and conditions. Within thirty (30) days after the mailing of the notice, any shareholder desiring to acquire any part or all of the shares offered shall deliver to the Secretary a written election to purchase the shares or a specified number of them. If the total number of shares specified in the elections exceeds the number of available shares, each shareholder shall have priority, up to the number of shares specified in his notice of election to purchase, to purchase such proportion of the available shares as the number of the Company's shares that he holds bears to the total number of the Company's shares held by all shareholders electing to purchase. The shares not purchased on such a priority basis shall be allocated to those shareholders electing to purchase more than the number of shares to which they have a priority right, in the proportion that the number of shares held by each of them bears to the number of shares held by all of such electing shareholders. As soon as the figures can be determined, the Secretary shall notify each shareholder of the number of shares as to which his election was effective, and such shareholder shall meet the terms and conditions of the purchase within thirty (30) days thereafter.

If the Company and/or the remaining Shareholders fail to purchase all of the shares offered, then the Company and/or the remaining shareholders shall not be entitled to purchase any of the shares, and such shares may be transferred upon the same terms and conditions as those available to the Company at any time within two (2) months from the effective date of the offer. See Article VIII of the Company bylaws attached as Exhibit C for additional details.

A sale of the issuer or of assets of the issuer.

As a minority owner of the Company, the investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Board and a majority of shareholders. Thus, the investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the investor's initial investment in the Company.

Transactions with related parties.

The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's• length but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an investor may eventually have in the Company. The Company intends to make future equity issuances outside of this Offering which will dilute investors.

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional interests. In other words, when the company issues more interests, the percentage of the company that you own will go down, even though the value of the company may go up. You could own a smaller piece of a larger company. This increase in the number of interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into interests.

If the Company issues more Shares, which is its intent, an investor could experience value dilution, with each Interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more interests in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for interests that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Your ownership In addition, Class A Common Stock receives 1,000 votes for each share and Class B Common Stock receives 1 vote for each share and Class A Common Stock is not dilutable. If any additional shares of Class A Common Stock are authorized and issued, your shares could be significantly diluted further. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per interest.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of estimation. The same method can produce a different valuation if used by a different person. Different methods of valuation produce a different answer as to what your investment is worth.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering, primarily basing it upon the projected revenue, comparative company valuations and a technology comparison study, which is an arbitrary determination. There is no guarantee that the price of Shares is an accurate reflection of the Company's true value.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Outstanding Options, Convertible Notes, Warrants

As of the date of this Form C, the Company has no option, warrants, or convertible notes outstanding.

Indebtedness

The following is a summary of the Company's indebtedness:

Lender: Bank of Colorado
Amount owed: $500,000
Interest Rate: 8.5%
Maturity Date: Revolving line of credit

Lender: US Small Business Administration #6417087805
Amount owed: $300,447.97
Interest Rate: 3.75%
Maturity Date: July 1, 2050

Lender: Christopher Gorog
Amount owed: $47,180.25
Interest Rate: 9.5%

Maturity Date: August 21, 2025

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Each of our listed officers receiving compensation has an agreement with the Company, approved by the Board, for his/her compensation.

ONGOING REPORTING

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://blockframetech.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

The Company failed to timely file this annual report for 2024 which was due on or before 120 days from the end of the Company's last fiscal year. This report is being filed on May 23, 2025, and the Company is now in compliance with the ongoing reporting requirement of Regulation CF.

EXHIBITS

The following are included as Exhibits to this Form C-AR and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B   Financial Statements (audited)